              U.S. Securities and Exchange Commission

                        Washington, DC 20549

                     NOTICE OF EXEMPT SOLICITATION

1. Name of the Registrant:

                       VERIZON COMMUNICATIONS, INC.

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2.  Name of the person relying on exemption:

        ASSOCIATION OF BELLTEL RETIREES, JOHN M. BRENNAN, JACK

          K. COHEN, EILEEN  T. LAWRENCE, ROBERT G. GAGLIONE,

        PAMELA M. HARRISON, JOHN W. HYLAND, DONALD R. KAUFMANN,

           JOHN KOLIMAGA, DAVID J. SIMMONS, THOMAS M. STEED

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3.  Address of the person relying on exemption:

        P.O. BOX 33, COLD SPRING HARBOR, NEW YORK   11724

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4.  Written materials.  Attach written materials required to be submitted pursuant to Rule 14a-6(g)1):

Association of BellTel Retirees, Inc.

Post Office Box 33                                (Logo)

Cold Spring Harbor, New York   11724      UNITED, TO PROTECT OUR FUTURE

_______________________________________________________________________

Phone: (631) 367-3067                 Web site: www.belltelretirees.org

Fax: (631) 367-1190             E-mail: association@belltelretirees.org

Hotline: 1-800-262-9222

President and       April 2018

Executive Director

John M. Brennan     DEAR FELLOW VERIZON SHAREHOLDER: WE URGE YOU TO

(201) 666-8174      VOTE FOR ITEM 8 and FOR ITEM 9 on Verizon's proxy

                    card for the upcoming Annual Meeting, scheduled to

Senior Staff        be held May 3rd near Seattle, Washington.

Manager:

Susan M. Donegan    ITEM 8: VOTE FOR THE "EXECUTIVE COMPENSATION

(631) 367-3067      CLAWBACK POLICY"

BOARD OF DIRECTORS  Several years ago, Verizon' Board adopted a policy

Officers:           that authorized the company to "cancel certain

Jack K. Cohen       incentive payments received by an executive who has

Chairman of the     engaged in financial misconduct" (2016 Proxy, page

Board               46). After Jack Cohen, chairman of our association,

(914)245-3129)      submitted a shareholder proposal to strengthen that

                    clawback policy, Verizon posted a revised policy

Eileen T. Lawrence  that limits recoveries to executives who engage in

(718) 229-6078      "willful misconduct . . . that results in

Executive Vice      significant reputational or financial harm to

President           Verizon.

Robert. Gaglione    Mr. Cohen reintroduced his proposal because a

Treasurer           policy limited to "willful misconduct," and which

(516) 676-0937      misconduct," and which does not require disclosure

                    to shareholders, remains far too narrow.  And

Pamela M. Harrison  although incentive compensation may be clawed back

Secretary & V.P.    due to "gross negligence," this is limited to

Union Relations     financial harm so large it results in a material

(845) 225-6497      restatement of financial results.

Directors           Recent high-profile regulatory fines paid by

John W. Hyland      Verizon underscore the need for a stronger policy.

(845) 278-9115      In 2015 Verizon agreed to pay $90 million to settle

                    a Federal Communications Commission investigation

Donald R. Kaufmann  alleging that Verizon placed unauthorized third-

(7170 398-2423      party charges on its customer's mobile phone bills

                    - an unlawful practice known as "cramming."

John Kolimaga       We are concerned that a "willful misconduct"

(516) 676-0937      standard is too vague and will not address

                    situations like this where a senior executive fails

David J. Simmons    to exercise oversight responsibilities that result

(732) 636-4847      in significant damage to the Company.

Thomas M. Steed     Wells Fargo is a prime example: The bank agreed to

(845) 457-9848      pay $185 million to resolve claims of fraudulent

                    sales practices that practices that years until

Board Member        reports and Congressional hearings led the bank's

Emeritus            board to clawback $136 million in compensation from

Louis Miano         two top executives.

Board Member        A New York Times Sunday business section column

Emeritus            last year agreed with us that "Verizon's policy

Robert A. Rehm      should also cover wrongdoing that arose because of

                    negligence or a supervisory failure."  (Want

Board Member        Change?  Shareholders Have a Tool for That, by

Emeritus            Gretchen Morgenson, March 24, 2017).

C. William Jones


Harry Truman's motto was "the buck stops here."  Senior executives should be on notice that their own supposedly "performance-based"

compensation is at risk.  Accountability influences behavior.  A strong clawback policy will deter executives from taking undue risks to boost short term profitability.

ITEM 9: VOTE FOR LIMITING “NONQUALIFIED SAVINGS PLAN EARNINGS” FOR

SENIOR EXECUTIVES

We urge you to support this proposal, submitted by the Association of

BellTel Retirees, which urges prohibiting the practice of paying above-

market earnings on the non-tax-qualified retirement saving or deferred income account balances of senior executive officers.

Institutional Shareholder Services (ISS), the leading proxy advisory firm for institutional investors, flagged this practice in its 2017 proxy analysis. ISS stated that Verizon “provided guaranteed earnings rates on deferred compensation that are above what can be earned in the general marketplace.”

The ISS report also noted that the payment of “above-market or preferential earnings to executives . . . increases the ultimate expense of the plan to shareholders and is not considered a best practice.”

The Verizon Executive Deferral Plan allows senior executives to contribute or defer compensation significantly above the applicable IRS limits on 401(k) accounts, including without limit the long-term incentive compensation that represents the bulk of their annual income.

For example, in 2017 CEO Lowell McAdam received $73,949 in “above-

market earnings” on his nonqualified plan assets. (2018 Proxy, Summary

Compensation Table, page 46, column h).

For CEO McAdam, these above-market earnings came on top of $325,150 in

Company matching contributions to his Executive Deferral Plan account and $18,850 to his Management Savings Plan account (2018 Proxy, page

47).

The $418,000 in total Company matching contributions and “above-market earnings” received by McAdam for just one year dwarfed the maximum

Company contribution available to managers or other employees participating only in the tax-qualified Savings Plan. Verizon provides a matching contribution equal to 100% of the first 6% of base salary and short-term incentive compensation that a participant contributes

(Proxy, page 42).

Above-market earnings on non-qualified accounts are not performance-

based and thus do nothing to align management incentives with long-term shareholder interests.

We also urge you to use your “say on pay” to VOTE AGAINST ITEM 3:

“ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION.” A No Vote will send a message that limiting above-market earnings on senior executive retirement accounts and requiring shareholder approval of windfall severance benefits (a proposal by Jack Cohen in prior years that fell short of a majority vote) are reforms needed to better align executive pay with shareholder interests.

Please VOTE YOUR PROXY CARD FOR ITEM 8 AND FOR ITEM 9.

Sincerely yours,

/s/ John M. Brennan

John M. Brennan

President & Executive Director

THE COST OF THIS LETTER IS BEING BORNE ENTIRELY BY THE ASSOCIATION OF

BELLTEL RETIREES INC. THIS IS NOT A SOLICITATION.  PLEASE DO NOT SEND

YOUR PROXY CARD TO THE ASSOCIATION.